UFOOD RESTAURANT GROUP, INC.
255 Washington Street, Suite 100
Newton, MA 02458
September 1, 2009
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	UFood Restaurant Group, Inc. Registration Statement on Form S-1 Commission File No. 333-158940
Dear Sir or Madam:
     Attached please find an updated Exhibit 23.2 to the above-referenced Registration Statement on Form S-1 filed by UFood Restaurant Group, Inc. with the Commission.

Very truly yours,

UFOOD RESTAURANT GROUP, INC.

By: Name:	/s/ George A. Naddaff George A. Naddaff
Title:	Chief Executive Officer

EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the inclusion in this Amendment No. 3 to Registration Statement on Form S-1 of our report dated March 30, 2009, relating to the financial statements of Ufood Restaurant Group, Inc. as of December 28, 2008 and December 30, 2007 and for the fiscal years then ended and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ CCR LLP
Westborough, Massachusetts
August 26, 2009